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                           May 5, 2021

       Adi Mor
       Chief Executive Officer
       Chemomab Therapeutics Ltd.
       Kiryat Atidim, Building 7
       Tel Aviv, Israel 6158002

                                                        Re: Chemomab
Therapeutics Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2021
                                                            File No. 333-255658

       Dear Dr. Mor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              David Glatt, Esq.